John J. O’Brien

Partner

215.963.4969

September 25, 2020

FILED AS EDGAR CORRESPONDENCE

Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Post-Effective Amendment No. 112 to the Registration Statement of SEI Institutional Investments Trust (File Nos. 333-58041 and 811-07257)

Dear Ms. Choo:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments and questions you provided via telephone on September 17, 2020, regarding the Trust’s Post-Effective Amendment No. 112, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 23, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on July 30, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the Large Cap Disciplined Equity Fund and the Emerging Markets Equity Fund (collectively, the “Funds”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment. Please note that certain of the changes discussed below may be implemented through a Rule 497(c) filing shortly after the Trust’s next amendment to its registration statement, pursuant to Rule 485(b).

1.	Comment. With respect to the Large Cap Disciplined Equity Fund, please confirm that any expenses related to short sales will be included in “Other Expenses” in the Fund’s fee table.

Response.     The Fund’s expenses related to short sales during the prior fiscal year were less than 0.01% of the Fund’s total assets and are included in “Other Expenses.”

2.	Comment. With respect to the Large Cap Disciplined Equity Fund, under the “Example” heading, please disclose that the example assumes that the investor redeems or holds all shares at the end of the periods.

Response.     In response to your comment, we reviewed the Fund’s current disclosure and have confirmed that, as currently drafted, it matches the disclosure required in Item 3 of Form N-1A, which states, “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.”

3.	Comment. If the Large Cap Disciplined Equity Fund invests in preferred stocks, as disclosed in the Fund’s “Principal Investment Strategies” section, please include corresponding risk disclosure in the “Principal Risks” section. Alternatively, supplementally explain why inclusion of such risk is not appropriate.

Response.     In response to your comment, we have added preferred stock risk to the Fund’s “Principal Risks” section.

4.	Comment. Regarding the Large Cap Disciplined Equity Fund’s investments in derivatives, as disclosed in the Fund’s “Principal Investment Strategies” section, please disclose in the Fund’s Item 4 or Item 9 disclosure whether the Fund counts derivatives toward the Fund’s 80% policy using marked to market values.

Response.     Although the Fund counts any equity index futures towards its 80% name policy, it satisfies its 80% policy significantly in excess of 80% without their inclusion. Accordingly, we respectfully decline to revise the Fund’s disclosure at this time.

5.	Comment. In the Large Cap Disciplined Equity Fund’s “Principal Investment Strategies” section, please consider changing “one or more sub-advisers” to reflect the actual number of sub-advisers.

Response.     Because the number of Sub-Advisers to the Fund may vary over time, we believe that this disclosure should inform investors as such. Accordingly, we have retained this disclosure as-is.

6.	Comment. The Large Cap Disciplined Equity Fund’s “Principal Investment Strategies” section states that the Fund may buy and sell securities frequently. Per Item 9(b)(2) of Form N-1A, please explain in general terms how the sub-advisers determine which securities to buy and sell.

Response.     Each Sub-Adviser implements its own investment strategy with its own investment style, alpha exposures and stock selection processes, which collectively provide shareholders with the Fund’s overall strategy. SIMC’s process for selecting Sub-Advisers and making allocation decisions is already disclosed to shareholders. Disclosing each Sub-Adviser’s specific investment process could overwhelm investors and is not central to the manager-of-managers structure. Accordingly, we have determined to not revise the disclosure at this time.

7.	Comment. Please consider moving the statement regarding stock selection risk in connection with the Fund’s long/short equity investment strategy from the Large Cap Disciplined Equity Fund’s “Principal Investment Strategies” section to the Fund’s “Principal Risks” section, as this is a statement regarding the risks of investing in the Fund.

Response.     In response to your comment, we have removed the last sentence of the Fund’s “Principal Investment Strategies” section and added the following sentence to the end of the Fund’s “Investment Style Risk”: “Sub-Adviser(s) may exhibit poor security selection, losing money on both the long and short sides.”

8.	Comment. With respect to the Large Cap Disciplined Equity Fund’s “Depositary Receipts Risk,” please consider whether different accounting and auditing standards in foreign and emerging markets also should be disclosed.

Response.     In response to your comment, we have revised the Fund’s “Depositary Receipts Risk” to include references to different accounting and auditing environments with respect to investments in foreign securities.

9.	Comment. With respect to the Large Cap Disciplined Equity Fund’s “Foreign Investment/Emerging Markets Risk,” please consider whether different accounting and auditing standards in foreign and emerging markets should be disclosed.

Response.     In response to your comment, we have revised the Fund’s “Foreign Investment Risk” to include references to different accounting and auditing environments in foreign markets.

10.	Comment. With reference to the Large Cap Disciplined Equity Fund’s “Foreign Investment/Emerging Markets Risk,” please add disclosure to the Fund’s “Principal Investment Strategies” section regarding emerging markets if emerging markets are a part of the Fund’s principal investment strategies.

Response.     In response to your comment, we have removed references to emerging markets from the Fund’s “Principal Risk” section, as investments in emerging markets are not part of the Fund’s principal investment strategies.

11.	Comment. With respect to the Large Cap Disciplined Equity Fund’s “Currency Risk,” please note that foreign companies may be denominated in US or foreign currencies, or, alternatively, add a statement regarding the Fund’s investments in securities denominated in, and/or the Fund receiving revenues in, foreign currencies, similar to the first sentence of the Emerging Markets Equity Fund’s “Currency Risk.”

Response.     In response to your comment, the Fund’s “Currency Risk” disclosure has been revised to include the following: “As a result of the Fund’s investments in securities denominated in, and/or receiving revenues in, foreign currencies, the Fund will be subject to currency risk.”

12.	Comment. With respect to the Large Cap Disciplined Equity Fund’s “Currency Risk,” please explain the consequences on the Fund’s investments of foreign currencies declining in value relative to the U.S. dollar and the U.S. dollar declining in value relative to a hedged currency hedged.

Response.     In response to your comment, we have revised the Fund’s “Currency Risk” to state that the dollar value of an investment in the Fund would be adversely affected by either the Fund’s investments of foreign currencies declining in value relative to the U.S. dollar or the U.S. dollar declining in value relative to a hedged currency hedged.

13.	Comment. With respect to the Large Cap Disciplined Equity Fund’s “Currency Risk,” please revise the phrase “due to the fund’s active positions in currencies” to more clearly state how the Fund will be exposed to currency risk.

Response.     In response to your comment, and as indicated above, we have revised the Fund’s “Currency Risk” disclosure to refer more generally to risks associated with the Fund’s holdings that are denominated in in foreign currencies, or which may result in payments made to the Fund in foreign currencies.

14.	Comment. With reference to the Large Cap Disciplined Equity Fund’s inclusion of “REITs Risk” as a principal risk of the Fund, please discuss investing in REITs in the Fund’s “Principal Investment Strategies” section. Alternatively, please remove the risk from the “Principal Risks” section.

Response.     In response to your comment, we have revised the Fund’s “Principal Investment Strategies” section to include reference to REITs.

15.	Comment. With reference to the Large Cap Disciplined Equity Fund’s “Derivatives Risk,” please add references to market risk and credit risk.

Response.     In response to your comment, we have revised the Fund’s disclosure to include references to market risk and credit risk.

16.	Comment. With respect to the Emerging Markets Equity Fund, in the second footnote under the fees and expenses table, please disclose whether the amounts waived may be recouped and if so, please disclose the terms.

Response.     SIMC’s contractual fee waiver arrangement does not contemplate any recoupment of waived fees. Accordingly, we have retained this disclosure as-is.

17.	Comment. With respect to the Emerging Markets Equity Fund, under the “Example” heading, please confirm that the effects of the contractual fee waiver will only be reflected in the expense figures for the length of the contractual waiver.

Response.     The Trust confirms that the expense example figures will be calculated with reference to the contractual waiver arrangement for only the first year.

18.	Comment. If the Emerging Markets Equity Fund invests in preferred stocks, as disclosed in the Fund’s “Principal Investment Strategies” section, please include corresponding risk disclosure in the “Principal Risks” section. Alternatively, supplementally explain why inclusion of such risk is not appropriate.

Response.     In response to your comment, we have added preferred stock risk to the Fund’s “Principal Risks” section.

19.	Comment. Please explain the Emerging Market Fund’s exposure to commodities. If investing in commodities is not a principal investment strategy of the Fund, please remove reference from “Principal Investment Strategy.” Alternatively, please add the appropriate risk disclosure in the “Principal Investment Risks” section.

Response.     The Fund may gain limited exposure to commodities, subject to the limitations of the 1940 Act, through its investments in derivative instruments, primarily futures contracts. In response to your comment, we have added the following risk disclosure to the Fund’s “Principal Risks” section: “Commodity-Linked Securities Risk — Investments in commodity-linked securities may be more volatile and less liquid than direct investments in the underlying commodities themselves. Commodity-related equity returns can also be affected by the issuer's financial structure or the performance of unrelated businesses.”

20.	Comment. With respect to “Foreign Investment/Emerging and Frontier Markets,” please specifically note (i) that information in emerging markets investments may be unreliable or outdated due to differences in regulatory, accounting or auditing and financial record keeping standards, or because less information about emerging markets investments is publicly available; (ii) the potential significance of such risks on the Fund’s performance; and (iii) the rights and remedies associated with emerging markets investments may be different than investments in developed markets.

Response.     In response to your comment, we have added the following to the end of the Fund’s “Foreign Investment/Emerging and Frontier Markets,” risk disclosure: “Investments in emerging markets are subject to the added risk that information in emerging market investments may be unreliable or outdated due to differences in regulatory, accounting or auditing and financial record keeping standards, or because less information about emerging markets investments is publicly available. In addition, the rights and remedies associated with emerging market investments may be different than investments in developed markets. A lack of reliable information, rights and remedies increase the risks of investing in emerging markets in comparison to more developed markets.”

21.	Comment. Under the “More Information About Investments” section, please provide a more fulsome discussion of the Funds’ investment strategies per Item 9(b) for Form N-1A.

Response.     In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.

22.	Comment. Under the “More Information About Investments” section, please clarify which Funds may participate in securities lending, and if securities lending is a principal investment strategy, please add appropriate disclosures.

Response.     In response to your comment, we have added the following line to the “More Information About Investments” section: “Each Fund has the ability to engage in securities lending, depending on market circumstances.” Those Funds that use securities lending as a principal investment strategy include appropriate disclosures in their principal investment strategies and principal risks sections.

23.	Comment. Under the “More Information about Principal Risks” section, please indicate which risks apply to which Funds.

Response.     We believe the risk headings are already sufficiently clear to indicate to shareholders and prospective investors which information is applicable to which Funds, based on each Fund’s principal risk disclosure.

24.	Comment. Please consider adding the “Economic Risk of Global Health Events” risk disclosure to the “Principal Risks” section of each Fund’s summary prospectus. Alternatively, please move this risk to a non-principal risk section.

Response.     In response to your comment, we have reviewed the Funds’ Item 4 disclosure and revised each Fund’s “Market Risk” to include references to pandemics.

25.	Comment. Under the “More Information about Risks” section, please consider removing the discussion of exchange-traded notes (“ETNs”) in this section.

Response.     In response to your comment, we have removed references to ETNs in this section.

26.	Comment. The Staff notes that “LIBOR” appears under the “More Information about Principal Risks” section, but does not appear in the principal investment risks. Please consider deleting the risk or moving the risk to a separate section, indicating why this is an additional risk but not a principal risk of the Funds.

Response.     Risks associated with the transition away from LIBOR as a reference rate for fixed income and derivative instruments is part of the current markets risks for Funds that invest in such instruments. Accordingly, we believe that it is appropriate to include it as additional information about principal risks, even though a Fund’s Item 4 disclosure may not reference LIBOR specifically. In addition, the Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust, some of which include LIBOR-related risks in their Item 4 disclosure. Based on the foregoing, we believe that it is appropriate to retain the Fund’s disclosure on this point as-is in the next amendment.

27.	Comment. The Staff notes that “Quantitative Investing” appears under the “More Information about Principal Risks” section, but does not appear in the principal investment risks. Please consider deleting the risk or moving the risk to a separate section, indicating why this is an additional risk but not a principal risk of the Funds.

Response.     The Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust, some of which include quantitative investing strategies and related risks in their Item 4 disclosure. Based on the foregoing, we believe that it is appropriate to retain the Fund’s disclosure on this point as-is in the next amendment.

28.	Comment. The Staff notes that “Securities Lending” appears under the “More Information about Principal Risks” section, but does not appear in the principal investment risks. Please consider deleting the risk or moving the risk to a separate section, indicating why this is an additional risk but not a principal risk of the Funds.

Response.     The Trust’s next amendment to its registration statement will be made on behalf of all current series of the Trust, each of which has the ability to engage in securities lending, and some of which engage in securities lending as a principal investment strategy. Based on the foregoing, we believe that it is appropriate to retain the Fund’s disclosure on this point as-is in the next amendment.

29.	Comment. Under the “More Information about Risks” section, with respect to “Short Sales,” please consider clarifying that only the Large Cap Disciplined Equity Fund may engage in short sales with respect to securities owned by the Fund without closing out the Fund’s long position (i.e., against the box).

Response.     In response to your comment, we have revised the disclosure in the SAI, which discusses short sales that are against the box, to specify which funds may borrow against the box.

30.	Comment. With respect to the “Global Asset Allocation” section, please consider the extent to which each Fund serves as an underlying investment option. If investments by SIMC clients are significant, please add appropriate disclosure to the summary prospectus of the affected Funds.

Response.     The Global Asset Allocation Strategies offered by SIMC are only one of several channels through which shareholders are able to invest in the Funds. In addition, investors coming through the Global Asset Allocation Strategies receive separate disclosures about the Funds and that investment program. Based on the foregoing, we do not believe any additional disclosure with respect to the Global Asset Allocation Strategies is required at this time.

31.	Comment. With respect to the “Information About Fee Waivers” section please clarify that there are both voluntary fee waivers and contractual fee waivers, by adding a discussion of the contractual fee waivers to this section

Response.     In response to your comment, additional disclosure regarding contractual fee waivers has been added.

32.	Comment. With respect to the “Disclosure of Portfolio Holdings” section, per Item 9(d) of Form N-1A, please state that a description of policies and procedures are available in the SAI and online, as applicable.

Response.     In response to your comment, the Trust’s portfolio holdings disclosure has been revised to state that the Funds’ portfolio holdings information can be obtained in the SAI and online

33.	Comment. With respect to the section of the SAI titled “The Trust,” please indicate whether the Funds are diversified, per Item 16(a) of Form N-1A.

Response.     In response to your comment, we have revised the disclosure to identify which series of the Trust are non-diversified.

34.	Comment. Regarding the “Swaps, Caps, Floors, Collars And Swaptions,” disclosure in the SAI, please clarify that the Funds will earmark on the books of the applicable Fund or segregate cash or liquid securities in an amount equal to any liability amount owed under a swap, cap, floor, collar or swaption agreement, or will otherwise “cover” its position as required by applicable SEC or Staff position.

Response.     In response to you comment, we have revised the disclosure to state, “In addition, a Fund will earmark on the books of the Fund or segregate cash or liquid securities in an amount equal to any liability amount owned under a swap, cap, floor, collar or swaption agreement, or will otherwise ‘cover’ its position as required by applicable SEC and SEC staff positions.”

35.	Comment. Under the “Investment Limitations” section, in light of Rule 22e-4 under the 1940 Act, please clarify that references to percentage limitations with respect to illiquid investments will not be limited to time of purchase of a security.

Response.     In response to your comment, we have revised the language to clarify that limitations on illiquid investments are not limited to time of purchase of a security.

36.	Comment. Regarding the “Non-Fundamental Policies” section, please modify the definition of “illiquid securities,” in light of Rule 22e-4 under the 1940 Act.

Response.     In response to your comment, we have revised the definition of “illiquid securities” to state, “Purchase illiquid securities, i.e., any investment that the fund reasonably expects cannot be sold in current market conditions in seven calendar days without significantly changing the market value of the investment.”

37.	Comment. Regarding the “Non-Fundamental Policies” section, please add “to the extent covered in accordance with applicable SEC or SEC staff positions” to the Emerging Markets Equity Fund’s non-fundamental policy with respect to senior securities.

Response.     In response to your comment, we have revised the policy accordingly.

38.	Comment. Regarding the “Non-Fundamental Policies” section, please add “to the extent covered in accordance with applicable SEC or Staff positions” to the Emerging Markets Equity Fund’s non-fundamental policy with respect to borrowing.

Response.     In response to your comment, we have revised the policy accordingly.

39.	Comment. With reference to the “Non-Fundamental Policies” section, please disclose each Fund’s name policy (i.e., 80% test) in the Fund’s Item 9 disclosure.

Response.     Each Fund’s 80% test language is currently included in its Item 4 disclosure. We believe this is sufficient, given the disclosure framework employed by the Funds, and that no additional information needs to be added to the Funds’ Item 9 disclosure.

40.	Comment. Under the “Advisory and Sub-Advisory Fees” heading, please consider removing the reference to Class A Shares, as it indicates fees are paid by class.

Response.     In response to your comment, we have removed the referenced language.

41.	Comment. Please update “ownership of fund shares” disclosures for 2020.

Response.     This information has been updated in the Trust’s next amendment to its registration statement.

42.	Comment. Under the “Disclosure of Portfolio Holdings Information” section, please update the disclosure that portfolio disclosures will be filed with the SEC after the Funds’ second and fourth fiscal quarters on Form N-CSR and Form N-CSRS.

Response.     In response to your comment, we have revised the disclosure.

43.	Comment. Please file the current expense limitation agreement.

Response.     We confirm that the current expense limitation agreement will be filed as an exhibit to the Trust’s next amendment to its registration statement.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien